UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: April 2024

Commission File Number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 838 - 1100 Melville Street, Vancouver BC, V6E 4A6, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ] Form 40-F [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam
Date: April 15, 2024	Frank Hallam
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBITS 99.1 AND 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE No. 333-265633), AS AMENDED AND SUPPLEMENTED (THE "REGISTRATION STATEMENT"), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, AND EXHIBIT 99.3 IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO SUCH REGISTRATION STATEMENT.

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the Period Ended February 29, 2024

99.2	Management's Discussion and Analysis for the Period Ended February 29, 2024

99.3	Consent of Rob van Egmond

99.4	Form 52-109F2 - Certification of Interim Filings - CEO

99.5	Form 52-109F2 - Certification of Interim Filings - CFO

99.6	News Release dated April 15, 2024